Wheeler Real Estate Investment Trust, Inc.

January 5, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wheeler Real Estate Investment Trust, Inc.

Registration Statement on Form S-3

File No. 333-221877

Dear Mr. Ladies and Gentlemen:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for January 9, 2018 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please confirm the date and time of effectiveness of the registration statement to Matthew Chmiel at Haneberg Hurlbert PLC, our counsel, who can be reached by phone at (804) 554-4803 or by email at matt@hbhblaw.com.

Very truly yours,
Wheeler Real Estate Investment Trust, Inc.

/s/ Jon S. Wheeler
Jon S. Wheeler
Chairman and Chief Executive Officer